UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (Exact name of Registrant as specified in its charter)

Telecommunications Indonesia (A state-owned public limited liability Company) (Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date April 2, 2014

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

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(Registrant)

By: /s/ Honesti Basyir

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(Signature)

Honesti Basyir

Chief of Financial Officer

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA, Tbk

INFORMATION TO INVESTOR

No.: TEL.79/PR000/COP-A00700000/2014

TELKOM FILED ITS ANNUAL REPORT 2013

Jakarta, April 2, 2014 – PT Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk. ("Telkom") filed its Annual Report 2013 to Indonesian Financial Services Authority (“OJK”) (successor of Bapepam-LK/Capital Market Supervisory Agency) and Indonesia Stock Exchanges on March 6, 2014  and Annual Report on Form 6K to US SEC on March 19, 2014.

Telkom also has filed its Annual Report 2013 on Form 20-F to US SEC on April 1, 2014. The Financial Statements are prepared in accordance with International Financial Reporting Standards (IFRS).

Please see our Information to Investor on March 6, 2014, regarding Telkom Recorded 10.5% Net Income Growth for 2013 Supported by Strong Cellular Performance. For a complete version of all the documents above, please visit www.telkom.co.id.

/s/ HONESTI  BASYIR

HONESTI BASYIR
Director of Finance

For further information please contact:

PT Telekomunikasi Indonesia, Tbk.
Investor Relations
Tel.: 62-21-5215109
Fax.: 62-21-5220500 E-mail: investor@telkom.co.id Website: www.telkom.co.id

PT Telekomunikasi Indonesia Tbk. ("Telkom") is the largest telecommunication and network provider in Indonesia. Serving millions of customers nationwide, we provide a strong portfolio of information and communication services, including fixed wireline and fixed wireless telephone, mobile cellular, data and internet, and network and interconnection services, directly or through our subsidiaries. We have broadened our business portfolio to encompass TIMES – telecommunications, information, media, edutainment and services. Telkom’s shares are listed in the Indonesian Stock Exchange (IDX: TLKM) and its American Depository Shares are listed in the New York Stock Exchange (NYSE: TLK) and London Stock Exchange (LSE: TKIA).